Exhibit 99.(a)(12)

[SEAL]

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

X
:
JOHN MAYBIN, On Behalf of Himself and All	: Index No. 601785/07
Others Similarly Situated,	:
: AMENDED COMPLAINT
Plaintiff,	:
vs.	:
:
DAVID J. MOORE, ROBERT J.	:
PERKINS, TONY SCHMITZ, ARNIE	:
SEMSKY, BRIAN SILVA,VALENTINE	:
ZAMMIT and 24/7 REAL MEDIA, INC.,	:
:
Defendants,	:
X

Plaintiff, by his attorneys, alleges the following upon information and belief, except for those allegations which pertain to plaintiff and his attorneys, which allegations are based on personal knowledge. Plaintiff’s information and belief is based on, inter alia, the investigation conducted by his attorneys, including a review of the public filings of defendant 24/7 Real Media, Inc. (“24/7” or the “Company”), press releases, news articles, and publicly available information concerning 24/7.

NATURE OF THE ACTION

1.             This is a class action on behalf of the public shareholders of 24/7 Real Media, Inc. (“24/7” or the “Company”), arising from the proposed acquisition of the outstanding shares of 24/7 common stock by WPP Group plc (“WPP”) through a tender offer (the “Tender Offer”), in breach of the fiduciary duties that the above-named individual Defendants owe to the Company’s shareholders.

2.             As detailed herein, the consideration that is being offered in connection with the Tender Offer materially undervalues the Company and does not represent the true value of the stockholders’ shares. Moreover, the disclosure documents filed with the Securities and Exchange Commission (“SEC”), and disseminated to shareholders in connection with the Tender Offer, contain numerous material omissions and misrepresentations concerning, among other things: (i) the process resulting in the Tender Offer as well as the Tender Offer itself; (ii) the Company’s true value and future prospects; (iii) undisclosed conflicts of interest between WPP and Lehman Brothers, who is serving as 24/7’s financial advisor in connection with the Tender Offer; and (iv) the benefits that the Individual Defendants and other insiders will receive upon completion of the Tender Offer. Additionally, the amount of the termination fee that 24/7 must pay to WPP under certain circumstances is grossly excessive.

3.             Thus, not only have the Individual Defendants failed to maximize stockholder value in unanimously recommending the Tender Offer, but they have also misrepresented and/or omitted material facts concerning the Tender Offer that will prevent stockholders from making an informed decision about whether or not to tender their shares. Accordingly, Plaintiff, on behalf of himself and on behalf of a class of similarly situated public stockholders of 24/7 (the “Class”), seeks to obtain equitable relief compelling the Individual Defendants to properly exercise their fiduciary duties to stockholders, and enjoining the Tender Offer in order to prevent irreparable harm to the Class. Absent intervention from the Court, however, 24/7’s stockholders will tender their shares without full disclosure of all material information relevant thereto, and risk being misled into approving a transaction that will extinguish their interests in the Company and that is patently not in their best interests. Plaintiff seeks to enjoin the Tender Offer or, alternatively, rescission of the Tender Offer in the event Defendants are able to consummate it.

THE PARTIES

4.             Plaintiff is and, at all relevant times, has been the owner of 24/7 common stock.

5.             Defendant 24/7 is a leading global digital marketing company, providing online advertising and search engine marketing (“SEM”) strategies to meet the needs of a broad range of Web publishers and advertisers since 1995. The Company sells its products and services worldwide from 20 sales locations in twelve countries throughout North

America, Europe, Asia and Australia. The Company is organized under the laws of Delaware and maintains its principal executive offices at 132 West 31st Street, New York, New York. As of May 17, 2007, 24/7 had approximately 46.12 million shares of common stock outstanding and thousands of stockholders of record. 24/7’s stock trades on NASDAQ.

6.             Defendant David J. Moore (“Moore”) is, and was at all relevant times, Chief Executive Officer and a director, and has served as Chairman of the board of directors (the “Board”) since January 2002. Defendant Moore has negotiated an employment agreement with WPP upon successful completion of the Tender Offer, the terms of which have not fully been disclosed.

7.             Defendant Robert J. Perkins (“Perkins”), is, and was at all relevant times, Lead Director of 24/7.

8.             Defendant Tony Schmitz (“Schmitz”) is, and was at all relevant times, a director of the Company. Schmitz served as a consultant to the Company from November 2004 to December 2004 and served as Chief Technology Officer of the Company from January 2003 through October 2004.

9.             Defendants Arnie Semsky, Brian Silva, and Valentine Zammit are and were at all relevant times, directors of 24/7.

10.           The individuals described in paragraphs 6 through 9 are referred to as the “Individual Defendants.”

11.           Because of their positions as officers/directors, the Individual Defendants owe fiduciary duties of loyalty and due care to Plaintiff and the other members of the Class.

12.           Each Defendant herein is sued individually as a conspirator, as well as in his/her capacity as an officer, director and/or controlling shareholder of the Company, and the liability of each arises from the fact that each Defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

13.           Plaintiff brings this action on his own behalf and as a class action, on behalf of all stockholders of the Company, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, or any of the Company’s principal stockholders, who will be threatened with injury arising from Defendants’ actions as is described more fully below.

14.           This action is properly maintainable as a class action.

15.           The Class is so numerous that joinder of all members is impracticable. The Company has approximately 46 million shares of common stock outstanding, which are held by thousands of record and beneficial stockholders.

16.           There are questions of law and fact common to the Class including, inter alia, whether:

(a)           Defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to Plaintiff and the members of the Class; and

(b)           Plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

17.           Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

18.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

19.           Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

20.           On May 17, 2007, 24/7 issued a press release announcing that it had entered into a definitive agreement with WPP pursuant to which WPP will acquire 24/7 for approximately $649 million, net of cash acquired. Under the terms of the agreement, WPP will acquire all of 24/7’s common stock for $11.75 in cash in the Tender Offer, which is scheduled to be completed in the third quarter of 2007.

21.           In the press release, the Company stated as follows:

The acquisition of 24/7 Real Media by WPP will create a powerful combination of technology and services that will provide significant added-value for clients of 24/7 Real Media and WPP companies. Advertisers will gain access to emerging technologies designed to more effectively segment, target, and reach customers through digital media such as search marketing and display advertising. Publishers will benefit from expansive relationships with the world’s largest advertisers and an acceleration of sophisticated ad management tools.

Commenting on the announcement, Sir Martin Sorrell, CEO, WPP, said: “Our clients and therefore our industry are becoming more technology driven. 24/7 Real Media significantly enhances our capabilities, technological resources and talent, as well as adding to our geographic coverage and our measurable skills.”

The press release further stated that the Board of Directors of 24/7 had unanimously recommended that shareholders accept the tender offer:

The 24/7 Real Media Board of Directors unanimously recommends that its shareholders accept the WPP Group tender offer.

22.           On May 31, 2007, 24/7 filed with the SEC and disseminated to shareholders the Tender Offer documents on Form SC TO-T (the “Tender Offer Statement”) and the Company’s Form SC14D9 Solicitation/Recommendation Statement (the “Recommendation Statement”) (collectively, the “Disclosure Documents”), announcing that the Tender Offer would expire at 12:00 midnight on June 27, 2007.

23.           Despite the Company’s claim about recognizing “a powerful combination” and “significant added value,” the Tender Offer offers a meager 4% premium to the public shareholders of 24/7, in stark contrast to the usual terms of payment in similar transactions. Defendants, by agreeing to the Tender Offer, have failed to honor their fiduciary obligations to maximize shareholder value and instead have been complicit in transferring ownership of the Company to WPP at a price which is wholly inadequate.

24.           Further, the price being offered to shareholders in the Tender Offer fails to properly account for improving business conditions for the Company. In a press release dated May 9, 2007, 24/7 announced stellar financial results for the quarter ended March 31, 2007, with significant highlights that included an increase in revenue of 34%:

24/7 Real Media, Inc. (NASDAQ: TFSM), a leading global digital marketing company, today announced financial results for the quarter ended March 31, 2007. Revenue for the first quarter of 2007 was $57.7 million, an increase of 34% over the $42.9 million reported for the first quarter of 2006.

Under generally accepted accounting principles (GAAP), net loss for the first quarter of 2007 was $0.1 million, or $0.00 per share, This compared to a GAAP net loss of $7.5 million, or $0.16 per share, for the first quarter of 2006.

“With 34 percent organic revenue growth, the fundamentals of our businesses remain strong, despite some seasonality,” said David J. Moore, chairman and chief executive officer of 24/7 Real Media. “As we look ahead, we are excited about the changes we see taking place within the digital realm. We are confident that 24/7 Real Media has made the right strategic decisions and has a great combination of assets to take full advantage of these changes.”

“We are very excited to have opened our first office in connection with the expansion of our joint venture with Dentsu. Through our expanded partnership with Dentsu, we are positioning 24/7 Real Media to be a significant beneficiary of the strong growth that is projected over the upcoming decade for many markets throughout Asia and the Pacific Rim, As the most internationally-diversified company in the Digital Marketing arena, 24/7 Real Media is well positioned for strong, sustained growth over the upcoming years.”

“The significant increase in corporate activity in the digital marketing sector has opened new doors for us, creating opportunity,” said Jonathan K. Hsu, EVP, chief operating officer and chief financial officer of 24/7 Real Media.

“24/7 Real Media will remain aggressive in leveraging its position as the largest, independent publisher-focused technology offering in the sector. Technology has become a strategic asset, and 24/7 Real Media has proven, scalable platforms, as well as the second largest installed base of ad serving technology clients globally.”

The Company expects second quarter revenue for 2007 to be between $61 million and $65 million, the mid-point of which represents an increase of 31% from second quarter 2006 revenue of $48.2 million. The Company expects diluted pro forma operating income per share in the second quarter of 2007 to be between $0.09 and $0.12 per share.

The Company now expects full year 2007 revenue to be in the range of $265 million to $275 million, the mid-point of which represents an increase of 35% from full year revenue of $200.2 million in 2006. The Company expects diluted pro forma operating income per share for the full year to be between $0.52 and $0.55 per share.

25.           Despite these promising results, the Individual Defendants have unanimously recommended that 24/7 shareholders accept the Tender Offer at the inadequate price of $11.75 per share.

26.           To impede the possibility of any superior proposals, Defendants provided in the Merger Agreement that, if the Company does not obtain the required stockholder approval, thus preventing consummation of the Tender Offer and subsequent merger, the Company must pay a penalty to WPP of up to $27.5 million if it pursues any alternative acquisition within 12 months of termination of the Merger Agreement. This provision, a blatant attempt to dissuade other bidders from offering 24/7 shareholders fair value for their shares, provides WPP with a windfall, while betraying the interests of 24/7 shareholders. Moreover, the amount of the termination fee itself is grossly excessive and is the equivalent of more than 4% of the Company’s enterprise value, significantly higher than the termination fees in other comparable transactions.

27.           While 24/7 public shareholders will be forced out at an entirely inadequate price, the Company’s executive officers and directors will reap benefits not shared by the public shareholders. Top management, including defendant Moore, will continue in their current roles after the consummation of the Tender Offer and have negotiated new employment agreements which provide undisclosed benefits, including bonuses and restricted stock. Thus, shareholders are not being told the full scope of the incentives that Moore and the other Individual Defendants – who are beholden to Moore – are receiving in exchange for encouraging shareholders to tender their shares.

28.           The Tender Offer consideration to be paid to Class members is unconscionable, unfair and grossly inadequate because, among other things, the price agreed upon did not result from an appropriate consideration of the value of the Company. The Individual Defendants were presented with, and asked to evaluate, the Tender Offer without attempting to ascertain the true value of 24/7 through open bidding or an auction mechanism. Instead, Defendants are relying on an intrinsically flawed and inadequate post-market check that is tilted in favor of WPP.

29.           Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests via the Tender Offer, that the Tender Offer is conducted in a manner that is not overtly improper, unfair and unlawful.

30.           The Tender Offer is the product of a hopelessly flawed process that was designed to subvert the interests of Plaintiff and 2417’s other public stockholders. Plaintiff seeks to enjoin the Tender Offer or, alternatively, rescind the Tender Offer in the event it is consummated.

The Materially Incomplete and/or

Misleading Recommendation Statement Disclosures

31.           Notwithstanding that 24/7’s stockholders are being asked to relinquish their equity interest in the Company, Defendants, in violation of their fiduciary duties, have failed to provide the Company’s public shareholders with adequate material information and/or have provided them with materially misleading information concerning:

•                                          the value of 24/7 and its future growth prospects;

•                                          the financial incentives that management and the Individual Defendants will receive in connection with the Tender Offer;

•                                          the background of the Tender Offer and Defendants’ solicitation or receipt of offers or proposals that are comparable in nature to the Tender Offer;

•                                          certain assumptions and analyses conducted by Lehman Brothers; and

•                                          potential undisclosed conflicts of interest with respect to Lehman Brothers.

Material Information Concerning the True Value of 24/7 and

its Future Growth Prospects is Omitted from the Recommendation Statement

32.           Material information concerning the value and growth prospects of the Company is omitted from the Recommendation Statement. For example, the Recommendation Statement does not provide the public shareholders with the full financial projections prepared by 24/7’s management and/or relied upon the parties and their advisors during the negotiation of the Tender Offer. Specifically, the Company’s shareholders do not know the projected financial performance prepared by management for calendar years ending after December 31, 2007 through 2011, which were relied upon by the parties in negotiating the Tender Offer and by Lehman Brothers. Obviously, the Company’s expected future performance is critical to a shareholder’s consideration of whether WPP is offering them fair value for their equity interests in 24/7, particularly when the purchaser is a strategic buyer who will recognize substantial synergies upon completion of the Tender Offer. The parties and their advisors were all privy to this information during their negotiation of the Tender Offer. 24/7’s public shareholders should have access to that same information in order to make their own fully informed decision concerning the Tender Offer.

Material Information Concerning the Sales Process and
Other Interested Bidders is Omitted from the Recommendation Statement

33.           Once the Defendants decided to sell the Company, they were obligated to maximize shareholder value. Information concerning other alternatives they did or did not consider is material to the shareholders’ ability to evaluate the fairness of the Tender Offer and determine whether it, or some other alternative, would offer them maximum value for their equity interests in the Company.

34.           The Recommendation Statement describes the initial sales process and describes how Lehman Brothers contacted 23 parties to inquire about their interest in acquiring the Company. The Recommendation Statement does not disclose, however, why WPP was not one of the parties contacted at that point, even though the Company and WPP had had such discussions in the past.

35.           The Recommendation Statement also provides information regarding a potential strategic buyer that submitted a final bid. The Recommendation Statement, however, fails to provide stockholders with sufficient information regarding the nature and terms of the strategic buyer’s offer and the consideration given by Defendants to that offer.

36.           In addition, the Recommendation Statement indicates that the Board believed that the strategic bidder was “unlikely to increase its bid to the level of the higher bid.” Yet the Recommendation Statement is silent regarding the Board’s or its advisor’s reasons for that belief and what steps the Board took to investigate these concerns.

37.           Also, the Recommendation Statement indicates that the Board determined on May 14, 2007, to approve and recommend to shareholders the Tender Offer. However, the Recommendation Statement fails to provide details regarding the Board’s tacit rejection of the strategic bidder’s proposal and their decision to conclusively reject the strategic bidder’s proposal in favor of the consideration reflected by WPP’s offer.

38.           Without this information, 24/7’s stockholders will never know whether the other strategic bidder, or any other bidders, would have offered a better alternative than the Tender Offer that they are now being asked to accept.

Material Information Concerning Lehman Brothers’ Analyses
is Omitted from the Recommendation Statement

39.           Material information is omitted from the Recommendation Statement concerning the analyses performed by Lehman Brothers and the assumptions underlying those analyses including, but not limited to, the basis for Lehman Brothers’ use o certain identified discount rates, growth rates, multiples, and purportedly comparable companies and transactions.

40.           Most importantly, as noted above, there is no disclosure of any long-term financial projections prepared by 24/7 management, and considered by the parties and their financial advisors, reflecting management’s view of the future prospects for the Company.

41.           Projections of future revenue and earnings are the key elements in valuation in many, if not most, transactions. Among other things, they drive discounted cash flow models. Projections are supplied by management, by investment bankers or arrived at by some combination of the two. Analysts make estimates of corporate growth rates of earnings and revenues. Customarily, these estimates often originate with management and are reviewed by management. In making a decision to sell a Company, future prospects of that Company must be considered by management, the board and their advisors If shareholders are being asked to tender their shares to WPP, they need to consider these projections as well so that they will then be able to make an informed decision about what the shares that they currently have are truly worth.

42.           Additionally, in the Equity Research Analysts’ Price Targets section, Lehman Brothers reviewed and analyzed future public market trading price targets for the 24/7 shares prepared by equity research analysts. The Recommendation Statement does not indicate which analysts’ reports were reviewed, whether any of those analysts were employed by Lehman Brothers or Goldman Sachs & Co. (the financial advisor to WPP), or the date of the analysts’ reports, i.e., during which period of time these price targets were set.

43.           Additionally, under the Transaction Premium Analysis section in the Recommendation Statement, Lehman Brothers reviewed the premium paid in transactions betweens $500 million to $700 million from January 1, 2005 to January 1, 2007, in which the target company was publicly traded and the consideration was all cash. However, the Recommendation Statement did not disclose how many deals Lehman Brothers reviewed or the actual premiums paid.

44.           This information is material in order for 24/7’s public shareholders to consider the reliability of Lehman Brothers’ analyses (especially its discounted cash flow analysis), the fairness opinion issued by Lehman Brothers and, ultimately, the recommendation by 24/7’s Board of Directors, i.e., the Individual Defendants, that shareholders vote in favor of the Tender Offer.

Material Information Concerning Potential Conflicts of Interest
of Lehman Brothers is Omitted from the Recommendation Statement

45.           Making matters even worse, Defendants failed to disclose material information concerning actual and/or potential conflicts of interest under which Lehman Brothers labored while acting as financial advisor to 24/7.

46.           First, the amount of fees payable to Lehman Brothers in connection with the Tender Offer is omitted from the Recommendation Statement. Moreover, whether or not any portion of those fees is contingent upon the success of the Tender Offer is also omitted from the Recommendation Statement.

47.           Second, information concerning relationships between Lehman Brothers and the Company and/or WPP, which may impact on Lehman’s independence in connection with the Tender Offer, is omitted from the Recommendation Statement. Whether Lehman Brothers has, in the past, provided services to the Company or to WPP for which they were paid undisclosed amounts in fees is material information needed by the Company’s shareholders to evaluate the reliability of the fairness opinion issued by Lehman Brothers in support of the Tender Offer.

48.           For example, on February 1, 2005, Lehman Brothers issued a series of medium-term notes worth $35 million, due February 4, 2012, which were linked to the performance of WPP. The nature and extent of this relationship with WPP and/or interest in the value of WPP, is suspiciously omitted from the Disclosure Documents.

49.           Information concerning the nature and extent of the relationships, if any, including total amount of fees earned by Lehman Brothers from 24/7 and/or WPP is material information that impacts directly on any shareholders’ evaluation of the purported independence of Lehman Brothers and the reliability of the fairness opinion which they issued in connection with the Tender Offer. In addition, the nature and extent of any work to be performed and/or fees to be earned by Lehman Brothers on pending or future engagements impacts on this analysis as well.

50. Because the Individual Defendants base their recommendation, in part, to 24/7 shareholders to vote in favor of the Tender Offer on the fairness opinion issued by Lehman Brothers, this information is crucial to any shareholders’ evaluation of the independence of Lehman Brothers, or lack thereof, as well as the basis for Lehman Brothers’ conclusion that the Tender Offer is fair from a financial point of view to 24/7 shareholders.

51. Plaintiff and the other public shareholders of 24/7 will suffer serious and irreparable harm if the Tender Offer is completed without full disclosure of all material information relevant thereto, and risk being misled into approving a transaction that will extinguish their interests in the Company and that is patently not in their best interests. Accordingly, injunctive relief is necessary and appropriate.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against All Defendants

52.           Plaintiff repeats and realleges each allegation set forth herein.

53.           The Individual Defendants have violated fiduciary duties of care, loyalty, candor and independence owed under applicable law to the public shareholders of 24/7 and have acted to put their personal interests ahead of the interests of 24/7’s shareholders.

54.           By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of Plaintiff and other members of the Class.

55.           The Individual Defendants have violated and continue to violate their fiduciary duties by attempting to enter into a transaction without regard to the fairness of the transaction to 24/7’s public shareholders. Defendant 24/7 directly breached and/or aided and abetted the other Defendants’ breaches of fiduciary duties owed to Plaintiff and the other holders of 24/7 stock.

56.           As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of 24/7 because, among other reasons:

(a)           they failed to properly value the Company;

(b)           they ignored or did not protect against the numerous conflicts of interest resulting from their own and their financial advisor’s interrelationships or connection with the Tender Offer; and

(c)           they failed to disclose all material information concerning the Tender Offer to the Company’s public shareholders.

57.           By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

58.           As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury as a result of the Individual Defendants’ self dealing.

59.           Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class and may consummate the Tender Offer.

60.           The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

61.           Unless the Tender Offer is enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Tender Offer’s terms, and will not supply to stockholders sufficient information to enable them to cast informed votes on the Tender Offer and may consummate the Tender Offer, all to the irreparable harm of the members of the Class.

62.           Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A.            Declaring that this action is properly maintainable as a class action;

B.            Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Tender Offer unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders and until the Defendants disclose all material information concerning the Tender Offer, and any potential alternatives thereto, to the Company’s public shareholders;

C.            Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of the Company’s shareholders;

D.            Rescinding, to the extent already implemented, the Tender Offer and any of the terms thereof;

E.             Imposition of a constructive trust, in favor of Plaintiff, upon any benefits improperly received by Defendants as a result of their wrongful conduct in connection with the Tender Offer;

F.             Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.            Granting such other and further equitable relief as this Court may deem just and proper.

DATED: June 8, 2007	LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBB1NS LLP
SAMUEL H. RUDMAN
DAVID A. ROSENFELD
MARK S. REICH

/s/ DAVID A. ROSENFELD
DAVID A. ROSENFELD

58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)

THE WEISER LAW FIRM, P.C.
PATRICIA C. WEISER, ESQUIRE
DEBRA S. GOODMAN, ESQUIRE
SANDRA G. SMITH, ESQUIRE
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087
Telephone: 610/225-2677

Attorneys for Plaintiffs